QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on August 29, 2005

1933 Act File No. 333-121150
1940 Act File No. 811-21681

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2/A

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 1
and
☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 4

Old Mutual/Claymore Long-Short Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

c/o Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, Illinois 60532-3622
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)

(630) 505-3700
(Registrant's Telephone Number, including Area Code)

Nicholas Dalmaso
c/o Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, Illinois 60532-3622
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copy of Communications to:

David C. Sullivan, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110	Leonard Mackey, Esq. Clifford Chance LLP 31 West 52nd Street New York, New York 10019

Approximate Date of Proposed Public Offering:

        If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

        It is proposed that this filing will become effective (check appropriate box)

        ☐ when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Registered	Amount Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Shares, par value $0.01	22,500,000 Shares	$20.00	$450,000,000	$52,965

(1)
Estimated solely for the purpose of calculating the registration fee.

(2)
$52,965 of which was previously paid.

EXPLANATORY NOTE

        This post-effective amendment to this Registration Statement on Form N-2 relating to the same offering and all amendments thereto (File No. 333-121150) is being filed to add exhibit k.4 to the Registration Statement pursuant to Rule 462(d) under the Securities Act of 1933.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

  1.
  Financial Statements:

        Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act were filed in Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-121150) as filed on August 22, 2005 ("Pre-Effective Amendment No. 2",) and are incorporated by reference.

  2.
  Exhibits:

a.1	Agreement and Declaration of Trust dated December 3, 2004. (1)
a.2	Amended and Restated Agreement and Declaration of Trust dated April 7, 2005.(2)
a.3	Second Amended and Restated Agreement and Declaration of Trust dated July 18, 2005.(2)
b.1	By-Laws of Registrant dated December 3, 2004. (1)
b.2	Amended and Restated Bylaws of Registrant dated July 18, 2005.(2)
c.	None.
d.1	Article III (Shares) and Article V (Shareholders' Voting Powers and Meetings) of the Second Amended and Restated Agreement and Declaration of Trust.(2)
d.2	Article 10 (Shareholders' Voting Powers and Meetings) of the Amended and Restated By-Laws of Registrant.(2)
d.3	Form of Share Certificate of the Common Shares.(4)
e.	Terms and Conditions of Dividend Reinvestment Plan.(2)
f.	None.
g.	Form of Investment Advisory Agreement between Registrant and Claymore Advisors, LLC.(2)
g.2	Form of Investment Sub-Advisory Agreement between Claymore Advisors, LLC and Analytic Investors, Inc.(2)
h.1	Form of Purchase Agreement.(2)
h.2	Form of Standard Dealer Agreement.(2)
h.3	Form of Master Agreement among Underwriters.(2)
h.4	Form of Additional Compensation Agreement.(2)
h.5	Form of Additional Compensation Agreement.(3)
i.	None.
j.1	Form of Custodian Agreement between Registrant and Bank of New York.(3)
j.2	Form of Foreign Custody Manager Agreement between Registrant and Bank of New York.(3)
k.1	Form of Transfer Agency and Service Agreement between Registrant and Bank of New York.(3)
k.2	Form of Administration Agreement between Registrant and Bank of New York.(3)
k.3	Form of Special Custody Agreement.(3)
k.4	Form of Fund Accounting Agreement, filed herewith.

l.	Opinion and consent of Ropes & Gray LLP.(3)
m.	None.
n.1	Consent of Registrant's Independent Registered Public Accounting Firm.(3)
n.2	Consent of Registrant's Independent Registered Public Accounting Firm.(4)
o.	None.
p.	Form of Subscription Agreement between Registrant and Claymore Securities, Inc.(2)
q.	None.
r.1	Code of Ethics of Registrant dated July 18, 2005.(2)
r.2	Code of Ethics of Claymore Advisors, LLC and Claymore Securities, Inc. dated as of January, 2005.(2)
r.3	Code of Ethics of Analytic Investors, Inc. dated January 31, 2005.(2)
s.	Power of Attorney for each Trustee.(2)

(1)
Incorporated by reference to the Registrant's Initial Registration Statement on Form N-2, File No. 333-121150, filed on December 10, 2004.

(2)
Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Initial Registration Statement on Form N-2, File No. 333-121150, filed on July 25, 2005.

(3)
Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant's Initial Registration Statement on Form N-2, File No. 333-121150, filed on August 22, 2005.

(4)
Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant's Initial Registration Statement on Form N-2, File No. 333-121150, filed on August 25, 2005.

Item 26: Marketing Arrangements

        See Sections 3(a)(x), 3(a)(xiii), 6 and 10 of Exhibit h.1 of Item 25 of this Registration Statement and Sections 7, 8, and 20 of exhibit h.3 of Item 25 of this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Securities and Exchange Commission fees	$57,015*
National Association of Securities Dealers, Inc. fees	30,500*
Printing and engraving expenses	210,000*
Legal fees	287,500*
New York Stock Exchange listing fees	30,000*
Accounting expenses	15,000*
Transfer Agent fees	15,000*
Marketing fees	60,000*
Miscellaneous expenses	194,985*

Total	900,000*

*
Estimated. Expenses may be reduced pursuant to an expected contractual arrangement of Claymore Advisors, LLC and Analytic Investors, Inc. to pay (i) all of the Fund's organizational costs and (ii) offering expenses of the Fund (other than the sales load, but including the 0.00667 reimbursement of expenses to the underwriters) in excess of $0.04 per common share.

Item 28: Persons Controlled by or under Common Control with Registrant

        Not applicable.

Item 29: Number of Holders of Securities

        At August 15, 2005

Title of Class	Number of Record Holders
Common Shares, par value $0.01	1

Item 30: Indemnification

        Reference is made to Article VIII, Sections 1 through 4, of the Registrant's Second Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust's Agreement and Declaration of Trust, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser

        Descriptions of the business of Claymore Advisors, LLC and Analytic Investors, Inc., the Registrant's investment adviser and investment sub-adviser are set forth under the caption "Investment Adviser" and "Investment Sub-Adviser" under "Management of the Fund" in the Prospectus and under the caption "Investment Adviser" and "Investment Sub-Adviser" in the Statement of Additional Information, both of which form parts of this Registration Statement. The following sets forth business and other connections of each director and executive officer (and persons performing similar functions) of Claymore Advisors, LLC and Analytic Investors, Inc.

Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532

Name	Position with Adviser	Other Connections
David Charles Hooten	CEO	Chief Executive Officer, Claymore Securities, Inc.; Managing Member, Claymore Group, LLC; Director, Claymore Investments, Inc.; Formerly CEO of Princeton Claymore Investment Management LLC
Nicholas Dalmaso	Senior Managing Director and General Counsel
Senior Managing Director and General Counsel, Claymore Securities, Inc.; Managing Member, Claymore Group, LLC; Manager, Ladenburg Thalmann Fund Management LLC; Secretary, Claymore Investments, Inc.; Trustee, Advent Claymore Enhanced Growth & Income Fund, Fiduciary/Claymore MLP Opportunity Fund, Madison/Claymore Covered Call Fund, TS&W/Claymore Tax Advantaged Balanced Fund, Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2, Dreman/Claymore Dividend & Income Fund. Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund, MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, Advent Claymore Convertible Securities and Income Fund; Director, Vice President and Assistant Secretary, Flaherty & Crumrine/Claymore Total Return Fund and F&C/Claymore Preferred Securities Income Fund; and formerly, Vice President, Boyar Value Fund, Inc. and General Counsel, Princeton Claymore Investment Management LLC.
Michael Joseph Rigert	President	President, Claymore Securities, Inc.; formerly, Managing Director, Claymore Securities, Inc.
Anthony James Dileonardi	Senior Managing Director, Distribution	Senior Managing Director, Distribution, Claymore Securities, Inc.; equity owner, Claymore Group, LLC.
Anne Steele Kochevar	Managing Director and CCO
Managing Director and CCO, Claymore Securities, Inc.; shareholder, Claymore Group, LLC; formerly, Managing Director of Compliance and Vice President of Compliance, Claymore Securities, Inc. and Claymore Advisors, LLC.
Brian Stuart Wesbury	Senior Managing Director, Chief Investment Strategist & Chairman of the Investment Committee	Formerly, Chief Economist, Griffin, Kubik, Stephons & Thompson, Inc.
Eugene E. Peroni, Jr.	Senior Managing Director	Senior Managing Director, Claymore Securities, Inc.; equity owner, Claymore Group, LLC.

Steven Mark Hill	Senior Managing Director & CFO
Managing Director of Claymore Securities, Inc.; Chief Financial Officer, Chief Accounting Officer and Treasurer of the funds in the Fund Complex. Previously, Treasurer of Henderson Global Funds and Operations Manager for Henderson Global Investors (NA) Inc. (2002-2003);

Analytic Investors, Inc.
500 South Grand Avenue, 23rd Floor
Los Angeles, CA 90071

Name	Position with Adviser	Other Connections
Dr. Roger Glen Clarke	Chairman	President (September 1997—present), Ensign Peak Advisors; Director (January 2000 to present), Bonneville Holding Corporation; Director (September 1996—present), Deseret Trust Company.
Harinda de Silva	Director and President	Director (January 1999—present), Analytic US Market Neutral, Ltd.; Director (November 2000—Present), Analytic US Market Offshore Master, Ltd.; Director (May 2002—present), Analytic US Market Neutral Offshore II, Ltd.; Director (May 2002—present), Analytic US Market Neutral Offshore Master II, Ltd.; Director, Analytic Japanese Equity Market Neutral Offshore Master, Ltd. and Analytic Japanese Equity Market Neutral Offshore, Ltd.
Marie Nastasi Arlt	Director, Treasurer, Vice President, Chief Operating Officer and Corporate Secretary	Director (November 2001—present), Analytic US Market Neutral Offshore, Ltd.; Director (May 2002—present), Analytic US Market Neutral Offshore II, Ltd; Director, Analytic Japanese Equity Market Neutral Offshore Master, Ltd. and Analytic Japanese Equity Market Neutral Offshore, Ltd.
Scott F. Powers	Director	Chief Executive Officer (September 2001—present), Old Mutual US Holdings, Inc.; Chief Executive Officer (September 2001 —present), Old Mutual Asset Managers (US) LLC, 200 Clarendon Street, 53rd Floor, Boston, MA 02116; Executive Vice President of Sales and Marketing and Product Development at Mellon Institutional Asset Management, Chief Operating Officer and head of marketing and client service for The Boston Company Asset Management (1989-1999); Financial Advisor for Dean Witter (1985-1989); Director, Acadian Asset Management, Inc., Analytic Investors, Inc., Barrow Hanley, Mewhinney & Strauss, Inc., Clay Finlay, Inc., Dwight Asset Management Company, eSecLending LLC, Integra Capital Financial Corporation, Integra Capital Management Corporation, Integra Capital Quebec Corporation, Old Mutual Asset Managers (US) LLC, Old Mutual Asset Management Charitable Foundation, Inc., Old Mutual (US) Holdings Inc., Pilgrim Baxter & Associates, Ltd., Provident Investment Counsel, Inc., Rogge Global Partners plc, Thompson, Siegel & Walmsley, Inc., United Investments Co., Ltd. and UAM (Japan) Inc.

Dennis M. Bein	Chief Investment Officer	Formerly, Portfolio Manager, Analytic/TSA Investors, Inc.
Gregory M. McMurran	Chief Investment Officer	Formerly, Chief Investment Officer, Analytic/TSA Investors, Inc.

Item 32: Location of Accounts and Records

        The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of Claymore Advisors, LLC 2455 Corporate West Drive, Lisle, IL 60532 and/or Bank of New York, 101 Barclay, 7 West, New York, New York, 10286.

Item 33: Management Services

        Not applicable.

Item 34: Undertakings

        1.     Registrant undertakes to suspend the offering of its Common Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

        2.     Not applicable.

        3.     Not applicable.

        4.     Not applicable.

        5.     The Registrant undertakes that:

          a.     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

          b.     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

        6.     The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

Notice

        A copy of the Agreement and Declaration of Trust of Old Mutual/Claymore Long-Short Fund (the "Fund"), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer or trustee of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lisle, and the State of Illinois on the 29th day of August, 2005.

Old Mutual/Claymore Long-Short Fund
By:	/s/ NICHOLAS DALMASO Nicholas Dalmaso President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

MATTHEW J. APPELSTEIN* Matthew J. Appelstein	Trustee	August 29, 2005
RANDALL BARNES* Randall Barnes	Trustee	August 29, 2005
STEVEN COSLER* Steven Cosler	Trustee	August 29, 2005
/s/ NICHOLAS DALMASO Nicholas Dalmaso	Trustee, President and Chief Executive Officer	August 29, 2005
ROBERT HAMJE* Robert Hamje	Trustee	August 29, 2005
L. KENT MOORE* L. Kent Moore	Trustee	August 29, 2005
RONALD A. NYBERG* Ronald A. Nyberg	Trustee	August 29, 2005
RONALD E. TOUPIN* Ronald E. Toupin	Trustee	August 29, 2005

/s/ STEPHEN M. HILL Stephen M. Hill	Treasurer and Principal Financial and Accounting Officer	August 29, 2005
*By:	/s/ NICHOLAS DALMASO Nicholas Dalmaso Attorney-In-Fact Dated: August 29, 2005

INDEX TO EXHIBITS

Exhibit	Exhibit Name
k.4	Form of Fund Accounting Agreement.

QuickLinks

EXPLANATORY NOTE
SIGNATURES